SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE

April 4, 2006

06012348

VIA FEDERAL EXPRES

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Sincerely,

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

4/10

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
April 4, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals News Release – Dated March 3, 2006
2. Sultan Minerals News Release – Dated March 6, 2006
3. Sultan Minerals News Release – Dated March 16, 2006
4. Sultan Minerals News Release – Dated March 28, 2006

Correspondence with Securities Commission(s)

5. Material Change Report – dated March 3, 2006
6. Notice Form 45-102F1 – dated March 9, 2006

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 3, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES BROKERED PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (**SUL**-TSX Venture) ("Sultan") is pleased to announce that it has completed its previously announced brokered private placement of 4,200,000 units (the "Units") at a price of $0.12 per Unit, for gross proceeds of $504,000. Each Unit is comprised of one common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan for a period of 24 months, expiring February 28, 2008, at an exercise price of $0.17 per share.

Sultan engaged Northern Securities Inc. ("Northern"), to act as agent on a commercially reasonable efforts basis to carry out the private placement. Upon closing, Northern received a cash commission equal to 10% of the gross proceeds from the sale of Units and non-transferable agent's unit warrants equal to 10% of the total number of Units sold by Northern. Each agent's unit warrant is exercisable at a price of $0.12 for a period of 24 months expiring February 28, 2008, to receive one common share in the capital of Sultan and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Upon exercise of the agent's unit warrant, each whole Agent's Warrant issued entitles the holder to purchase one additional common share of Sultan for a period of 24 months, expiring February 28, 2008, at an exercise price of $0.17 per share.

All Units, shares, warrants, agent's unit warrants and any shares and/or warrants issuable upon the exercise thereof are subject to a hold period and may not be traded for a period of four months expiring June 29, 2006.

Proceeds from the private placement will be used for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

February 28, 2006.

Item 3. **News Release**

The press release was issued on March 3, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

March 3, 2006.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 3, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES BROKERED PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has completed its previously announced brokered private placement of 4,200,000 units (the "Units") at a price of $0.12 per Unit, for gross proceeds of $504,000. Each Unit is comprised of one common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan for a period of 24 months, expiring February 28, 2008, at an exercise price of $0.17 per share.

Sultan engaged Northern Securities Inc. ("Northern"), to act as agent on a commercially reasonable efforts basis to carry out the private placement. Upon closing, Northern received a cash commission equal to 10% of the gross proceeds from the sale of Units and non-transferable agent's unit warrants equal to 10% of the total number of Units sold by Northern. Each agent's unit warrant is exercisable at a price of $0.12 for a period of 24 months expiring February 28, 2008, to receive one common share in the capital of Sultan and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Upon exercise of the agent's unit warrant, each whole Agent's Warrant issued entitles the holder to purchase one additional common share of Sultan for a period of 24 months, expiring February 28, 2008, at an exercise price of $0.17 per share.

All Units, shares, warrants, agent's unit warrants and any shares and/or warrants issuable upon the exercise thereof are subject to a hold period and may not be traded for a period of four months expiring June 29, 2006.

Proceeds from the private placement will be used for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological

President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 6, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS FINDS LOST TUNGSTEN MINERALIZATION AT JERSEY-EMERALD PROPERTY, BC

Sultan Minerals Inc. **(SUL-TSX-V)** **("Sultan")** is pleased to report that a new tungsten exploration target has been identified from historic mine maps, and diamond drill logs on its Jersey-Emerald Molybdenum Property in the Salmo area of British Columbia.

While researching the mine's historic records Sultan's geologists have located and investigated assay plans and diamond drill logs belonging to the former property owner, Wartime Metals Corporation. The records show that in 1941 and 1942, two 30-foot thick tungsten-bearing zones, called the Upper and Lower Skarn Horizons, were identified on the property. Exploration focused on the road accessible Lower Skarn Horizon which was traced out by mapping and surface sampling for more than 1,500 feet. A 300-foot long section was systematically tested by diamond drilling and was being prepared for open-pit mining when higher-grade tungsten mineralization was discovered at the nearby Emerald showing. The mining operations then focused on the Emerald deposit and the original discoveries along the Lower and Upper Skarn Horizons were never mined or fully delineated.

The following table summarizes the tungsten assays reported for 12 diamond drill holes completed by Wartime Metals in 1941 and 1942 on the Lower Skarn Horizon. Included in the table is a single hole, V-19, drilled by Placer Dome in 1971 that intersected the zone at depth. Hole V-19 was a step out hole cored by Placer while drilling out the nearby Invincible Tungsten Mine.

Drill Hole#	Grid North	Grid East	Azmth/Dip	Length	From	To	Width	WO3 %
				(Feet)				
S-1	8075	7220	-/-90	141.00	72.00	93.00	**21.00**	**0.06**
S-2	8075	7220	283/-73	121.00	89.00	107.00	**18.00**	**0.10**
S-3	8075	7220	283/-45	132.00	63.00	88.00	**25.00**	**0.21**
S-4	8114	7268	-/-90	121.00	77.00	108.00	**31.00**	**0.10**
S-5	8166	7295	285 /-90	161.00	95.50	117.00	**21.50**	**0.28**
S-6	8166	7295	285 /-65	133.00	93.00	128.00	**35.00**	**0.08**
S-7	8166	7295	285 /-45	150.00	106.00	143.00	**37.00**	**0.24**
S-8	8207	7318	-/-90	157.00	118.00	138.00	**20.00**	**0.24**

Drill Hole#	Grid North	Grid East	Azmth/Dip	Length (Feet)	From (Feet)	To (Feet)	Width (Feet)	WO3 %
S-9	8248	7351	-/-90	192.00	134.00	155.00	**21.00**	**0.14**
S-10	8248	7351	285/-63	202.00	168.00	171.00	**3.00**	**0.17**
S-11	8248	7351	285/-46	178.00	111.00	134.00	**23.00**	**0.28**
S-12	8291	7354	-/-90	191.00	110.00	170.00	**60.00**	**0.23**
V-19	8465	7387	110/-45	904.00	634.00	834.00	**230.00**	**0.18**

These 13 holes define a tungsten bearing zone that is exposed on surface and has been intersected by drill holes over a north south strike distance of 300 feet and to a down dip depth of 900 feet. The zone dips to the east at 35° and remains open along strike and at depth. The mineralization lies above the Invincible decline which is a large haulage heading designed to handle 40 ton trucks. This raises the possibility that the mineralization might be readily accessible to both underground and surface mining operations.

Readers are cautioned that the tungsten assays quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 *Standards for Disclosure of Mineral Projects*. In order for this information to be used in a 43-101 compliant report further exploration is required to verify its accuracy and the data should not be relied upon for investment purposes.

Sultan's geologists are presently preparing a drill program designed to verify the accuracy of this historic data. Permitting is underway and drilling is expected to commence in March 2006. The program as presently planned will initially involve drilling four surface NQ (large diameter) diamond drill holes. The drill program will be centered approximately 2,000 feet west of the East Dodger Molybdenum Zone and will test both the reported tungsten mineralization and the molybdenum potential of the underlying granite.

Tungsten and molybdenum mineralization was initially discovered on the Jersey-Emerald lead-zinc mine in 1938. Soon after the discovery the property was purchased and put into production by the Crown Corporation, Wartime Metals Corporation, to provide tungsten needed for the World War Two war effort. The mine was closed when the war ended and in 1947 was sold to Canadian Exploration Ltd (now Placer Dome). Placer Dome put the tungsten mine back into production in June 1947 and mined the property alternately for tungsten and lead –zinc until 1973 when it closed due to low metal prices.

In 2001 Sultan carried out a review of Placer-Dome's records of the tungsten potential of the Jersey-Emerald property. The study found reports of six tungsten target areas located in the vicinity of the historic mine workings. The targets occur as broad linear bands trending for more than 5,000 feet to the north and south of the mine workings. No mention of the original tungsten discoveries along the Upper and Lower Skarn Horizons were found in the Placer-Dome reports. Possibly because of the low tungsten prices at the time these lower-grade deposits remained un-mined during the 26 years that Placer Dome operated the mine

When the mine closed, tungsten reserves remained in the Invincible, Emerald and the East Dodger Tungsten Mines. The Emerald and Invincible mines produced 1,076,799 tons with tungsten grades averaging 0.86% WO3. When mining ceased, recoverable resources of 34,800 tons grading 0.73% WO3 remained and mine documents stated that potential deposits were believed to exist south of the open pit portion of the Emerald mine and north of the Invincible Mine. These deposits were not explored and developed due to low tungsten prices at that time.

The East Dodger zone produced 521,023 tons grading 0.56% WO3 over the mine life. When production ceased, an estimated recoverable resources of 17,500 tons grading 0.60% WO3 remained. During the latter years of operation, deposits of low-grade ore (<0.40% WO3) were found to the north and south of the East Dodger deposit. These deposits were likewise not developed due to the low tungsten price at the time.

Historical production and estimated reserves remaining in the deposits are summarized from thirty years of geological and production data that exists in the mine data-base which is stored at Sultan's site office in Salmo, British Columbia. Also, much of the same information is summarized in the British Columbia Geological Surveys of the British Columbia Ministry of Energy, Mines and Petroleum Resources' data-base under Minfile Report Numbers 082FSW009, 082FSW010 and 082FSW011, which are publicly available at the following link: http://www.em.gov.bc.ca/mining/Geolsurv/minfile/

Although Sultan believes that the above data is reliable, all readers are hereby cautioned that all of the above information is historical in nature and was compiled before the implementation of NI 43-101 *Standards for Disclosure of Mineral Projects*. In order for this information to be used in a 43-101 compliant report further exploration is required to verify its accuracy and the data should not be relied upon for investment purposes.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Sultan Minerals Inc.

Selling security holder

2. Your name: Frank A. Lang

3. The offices or positions you hold in the reporting issuer: Chairman of the Board

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: 5,717,383 common shares

Distribution

6. Number and class of securities you propose to sell: up to 2,000,000 common shares

7. Will you sell the securities privately or on an exchange or market? Both. If on an exchange or market, provide the name. TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: March 9, 2006

Frank A. Lang
Your name (Selling security holder)

"Frank A. Lang"
Your signature (or if a company, the signature of your authorized signatory)

____
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. **Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.**

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
www.sultanminerals.com

News Release

Thursday, March 16, 2006, Vancouver, B.C.

Symbol "SUL": TSX Venture Exchange
SEC 12g3-2(b): 82-4741

SULTAN MINERALS TUNGSTEN-MOLYBDENUM RESULTS DISCUSSED BY eRESEARCH

eResearch has posted an addendum to its research report on Sultan Minerals Inc.'s Jersey-Emerald Molybdenum Property. To see this report please click on the link below:

eResearch Report addendum Featuring Sultan Minerals – March 2006

To read the original eResearch report on Sultan Minerals Inc., click on the following link:

eResearch Report Featuring Sultan Minerals - January 2006

For further information please contact:
Investor Relations: Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 28, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES DIAMOND DRILLING AND METALLURGICAL WORK ON MOLYBDENUM-TUNGSTEN PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to report that the 2006 exploration program is now underway on its Jersey-Emerald Molybdenum Property in the Salmo area of British Columbia. A program of underground and surface drilling will investigate the size of the East Dodger Molybdenum Zone, which has been intersected in 21 diamond drill holes over an area that measures 3,200 feet north-south by 400 feet east-west and to a depth of 300 feet. This very large target presently remains open in all directions and at depth. Metallurgical test-work on molybdenum recoveries is in progress and Government permits have been requested for an underground drifting program for bulk sampling purposes. Approval is expected within a few days.

Jersey Molybdenum - Metallurgical Test-Work

Process Research Associates Ltd. of Richmond, BC have been contracted to carry out flotation test-work for molybdenum on drill core samples from the East Dodger Molybdenum Zone. The study is presently under way and Process Research Associates report that the 'rougher flotation' phase of the work has been completed with **very encouraging results**. The next phase of work is to conduct 'cleaner flotation' trials on the rougher concentrate to produce a final MoS_2 concentrate. This work will provide data on the optimum processing parameters and reagents, as well as recovery rates and concentrate grade. The information obtained from this study will help Sultan to plan for a proposed bulk-sampling program.

Jersey Molybdenum - Bulk Sample

A Notice of Work for an underground drifting program has been submitted to the BC Government. The proposed drift is intended to provide a bulk-sample for further metallurgical test-work. The drift will follow one of the known molybdenum zones (The 6900 Zone) from east to west to confirm the results obtained from the diamond drill program carried out in 2005. The 6900 Zone is located at the southern end of the intrusive area tested by the 2005 program (see news releases of Feb. 9 and Feb. 22, 2006).

Permitting has also been requested for an underground drilling program that would accompany the drifting program on the 6900 Zone. The 6900 Zone remains open to depth and along strike and the proposed drill program would be a preliminary test to approximately 600 feet below the current data, covering an east-west extent of approximately 1,000 feet. The geological work needed for the underground drifting and proposed diamond drill testing program has been initiated.

Preliminary engineering has been completed on the location, direction, and size of the proposed drift. A mining contractor is reviewing the data and will be submitting a bid on this project.

Jersey Molybdenum North - Drill Proposal

Evaluation of the data from surface hole DS-05-01 has indicated that follow-up drilling is justified to further evaluate the molybdenum intersections in this hole. The surface hole intersected molybdenum stockwork mineralization at a hole-depth of 350 feet and the mineralization persisted to the end of the hole at a depth of 1,032 feet. The entire 682-foot section averaged 0.03% MoS_2. Within this interval, three well-mineralized zones similar in character (quartz vein stockworks) to the 6900 Zone were located from 2,400 to 2,800 feet north of the 6900 Zone. The mineralization occurs within the same north-south trending intrusive structure that hosts the 6900 Zone mineralization. The most northerly zone assayed 0.10% MoS_2 over 105 feet. The proposed follow-up drilling program would test the area to the east, the west, and below that intersection.

East Emerald Tungsten - Surface Drill Program

Diamond drilling is scheduled to begin on the 10th of April on the East Emerald Tungsten Zone. The program will involve drilling four holes for a total footage of 1,500 feet of NQ core. The purpose of this program is to confirm the tungsten results of historic holes drilled by Wartime Metals Ltd. in 1941 and 1942, and to add to the existing database. Some of these proposed holes will also test the MoS_2 potential of the intrusive which is believed to lie immediately under the tungsten bearing zone.

A geological review of historic data from the Invincible Tungsten mine is presently underway. The purpose of the study is to evaluate the possibility that the near surface tungsten occurrences shown by the Wartime Metals drilling may extend to the north and to depth.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Tungsten Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 28, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES DIAMOND DRILLING AND METALLURGICAL WORK ON MOLYBDENUM-TUNGSTEN PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to report that the 2006 exploration program is now underway on its Jersey-Emerald Molybdenum Property in the Salmo area of British Columbia. A program of underground and surface drilling will investigate the size of the East Dodger Molybdenum Zone, which has been intersected in 21 diamond drill holes over an area that measures 3,200 feet north-south by 400 feet east-west and to a depth of 300 feet. This very large target presently remains open in all directions and at depth. Metallurgical test-work on molybdenum recoveries is in progress and Government permits have been requested for an underground drifting program for bulk sampling purposes. Approval is expected within a few days.

Jersey Molybdenum - Metallurgical Test-Work

Process Research Associates Ltd. of Richmond, BC have been contracted to carry out flotation test-work for molybdenum on drill core samples from the East Dodger Molybdenum Zone. The study is presently under way and Process Research Associates report that the 'rougher flotation' phase of the work has been completed with **very encouraging results**. The next phase of work is to conduct 'cleaner flotation' trials on the rougher concentrate to produce a final MoS_2 concentrate. This work will provide data on the optimum processing parameters and reagents, as well as recovery rates and concentrate grade. The information obtained from this study will help Sultan to plan for a proposed bulk-sampling program.

Jersey Molybdenum - Bulk Sample

A Notice of Work for an underground drifting program has been submitted to the BC Government. The proposed drift is intended to provide a bulk-sample for further metallurgical test-work. The drift will follow one of the known molybdenum zones (The 6900 Zone) from east to west to confirm the results obtained from the diamond drill program carried out in 2005. The 6900 Zone is located at the southern end of the intrusive area tested by the 2005 program (see news releases of Feb. 9 and Feb. 22, 2006).

Permitting has also been requested for an underground drilling program that would accompany the drifting program on the 6900 Zone. The 6900 Zone remains open to depth and along strike and the proposed drill program would be a preliminary test to approximately 600 feet below the current data, covering an east-west extent of approximately 1,000 feet. The geological work needed for the underground drifting and proposed diamond drill testing program has been initiated.

Preliminary engineering has been completed on the location, direction, and size of the proposed drift. A mining contractor is reviewing the data and will be submitting a bid on this project.

Jersey Molybdenum North - Drill Proposal

Evaluation of the data from surface hole DS-05-01 has indicated that follow-up drilling is justified to further evaluate the molybdenum intersections in this hole. The surface hole intersected molybdenum stockwork mineralization at a hole-depth of 350 feet and the mineralization persisted to the end of the hole at a depth of 1,032 feet. The entire 682-foot section averaged 0.03% MoS_2. Within this interval, three well-mineralized zones similar in character (quartz vein stockworks) to the 6900 Zone were located from 2,400 to 2,800 feet north of the 6900 Zone. The mineralization occurs within the same north-south trending intrusive structure that hosts the 6900 Zone mineralization. The most northerly zone assayed 0.10% MoS_2 over 105 feet. The proposed follow-up drilling program would test the area to the east, the west, and below that intersection.

East Emerald Tungsten - Surface Drill Program

Diamond drilling is scheduled to begin on the 10th of April on the East Emerald Tungsten Zone. The program will involve drilling four holes for a total footage of 1,500 feet of NQ core. The purpose of this program is to confirm the tungsten results of historic holes drilled by Wartime Metals Ltd. in 1941 and 1942, and to add to the existing database. Some of these proposed holes will also test the MoS_2 potential of the intrusive which is believed to lie immediately under the tungsten bearing zone.

A geological review of historic data from the Invincible Tungsten mine is presently underway. The purpose of the study is to evaluate the possibility that the near surface tungsten occurrences shown by the Wartime Metals drilling may extend to the north and to depth.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Tungsten Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com